Exhibit 4.15

Chengdu Liwu Apartment Management Co., Ltd.

and

Beijing LianULife Technology Co., Ltd.,

Beijing LianULife Property Management Co., Ltd.

Beijing LianULife Zhixuan Property Management Co., Ltd.

Beijing Beautiful House Asset Management Co., Ltd.

Between

Asset Transfer Agreement

This Asset Transfer Agreement (hereinafter referred to as the “Agreement”) is made and entered into by the following parties on July 22, 2020 in Shanghai, the People’s Republic of China (hereinafter referred to as the “PRC”, for the purpose of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan Region):

Party A: Chengdu Liwu Apartment Management Co., Ltd., a limited liability company legally established and validly existing under the laws of the PRC with the unified social credit code of 91510100MA6A2T5H8J, whose registered address is at the East Section of Ningbo Road, Zhengxing Sub-district, Tianfu New Area, Chengdu, China (Sichuan) Pilot Free Trade Zone, and whose legal representative is Qu Chengcai (hereinafter referred to as the “Transferee”);

Party B: Beijing LianULife Technology Co., Ltd., a limited liability company legally established and validly existing under the laws of the PRC with the unified social credit code of 91110228MA01HDM06C, whose registered address is at Room 501-2441 (Centralized Office Area of Economic Development Zone), Development Zone Office Building, No. 8 South Xingsheng Road, Economic Development Zone, Miyun District, Beijing, China, and whose legal representative is Han Guang (hereinafter referred to as “Transferor I”);

Party B: Beijing LianULife Property Management Co., Ltd., a limited liability company legally established and validly existing under the laws of the PRC with the unified social credit code of 91110228MA01HY951Q, whose registered address is at Room 501-2503 (Centralized Office Area of Economic Development Zone), Development Zone Office Building, No. 8 South Xingsheng Road, Economic Development Zone, Miyun District, Beijing, China, and whose legal representative is Han Guang (hereinafter referred to as “Transferor II”);

Party B: Beijing LianULife Zhixuan Property Management Co., Ltd., a limited liability company legally established and validly existing under the laws of the PRC, whose unified social credit code is 91110228MA01K8076P, whose registered address is at Room 501-2567 (Centralized Office Area of the Economic Development Zone), Development Zone Office Building, No. 8 South Xingsheng Road, Economic Development Zone, Miyun District, Beijing, China, and whose legal representative is Wang Bin (hereinafter referred to as “Transferor III”); and

Party B: Beijing Beautiful House Asset Management Co., Ltd., a limited liability company legally established and validly existing under the laws of the PRC with the unified social credit code of 911101133530090944, whose registered address is at Room 128, 1F, No. 12 West Shuangqiao Road, Chaoyang District, Beijing, China, and whose legal representative is Han Guang (hereinafter referred to as “Transferor IV”);

The above-mentioned Transferors I to IV are hereinafter collectively referred to as the “Transferors”.

In this Agreement, the above-mentioned parties are referred to collectively as the “Parties” and individually as a “Party”. Whereas:

A.

The Transferors and the Transferee are long-term rental apartment operators in China. The Transferors currently operate a total of 72,181 rental apartments as long-term rental apartments in Beijing and other areas (such apartments are hereinafter referred to as the “Subject Apartments”, of which the area and ownership are set out in Annex I hereto “List of Target Assets”).

B.

The Transferors intend to transfer all the Target Assets relating to the Subject Apartments owned by them to the Transferee in a package, and the Transferee agrees to purchase such Target Assets and pay to the Transferors the corresponding asset transfer consideration (hereinafter referred to as the “Transfer of the Target Assets”); and

Now, Therefore, in accordance with the Contract Law of the People’s Republic of China and other laws and regulations, the Parties have reached the following agreement through friendly consultation for abiding by in the future:

Article 1 Definitions

Unless otherwise agreed herein or the context otherwise requires, the following terms are defined in this Agreement as follows:

1.1	“The Agreement” means this Asset Transfer Agreement, including the main body and all Annexes and Appendices hereof.

1.2	“Affiliated Assets” mean all fixed assets and equipment owned by the Transferors and located in the Subject Apartments, of which the details are set forth in Annex I hereto “List of Target Assets”.

1.3

“Force Majeure” means all events occurring after the date of this Agreement which are not foreseeable at the signature of this Agreement and of which the occurrence and consequences can not be avoided or overcome and which hinder, in whole or in part, any Party’s performance hereof or impede the performance of this Agreement, including but not limited to fire, flood, earthquake, typhoon, tsunami, war, terrorist act or any other act of violence, accident, strike, epidemic and quarantine control.

1.4

“Contracts to be Transferred” mean all lease contracts signed by the Transferors in respect of the Subject Apartments, including: (1) the apartment lease contracts or apartment trusteeship contracts signed between the Transferors as the lessee and the right-holders of the Subject Apartments (including the owners and the lessors or the principals who may legally lease the Apartments to the public) (hereinafter referred to as the “Apartment Contracts”); and (2) the apartment lease contracts signed between the Transferors as the sublessor and the sublessees (hereinafter referred to as the “Apartment Lease Contracts”).

1.5	“Meiliwu APP” means all APP products developed by or available to be used by the Transferors, and the Transferors currently manage the operation of the Subject Apartments through such APP products.

1.6	“Working Day” means a calendar day other than a Saturday, Sunday, or holiday as defined by Chinese and U.S. laws.

1.7

“Related Party” means, in relation to a Party, any other person who directly or indirectly controls, is controlled by, or is under common control with, that Party. “Control” means having, directly or indirectly, the power to direct or cause (others) to direct the management and policies of a person, whether through owning voting securities, or by contract or otherwise, including (1) directly or indirectly owning 50% or more of the outstanding shares of or other equity interests in such person, (2) directly or indirectly owning 50% or more of the voting power of such person, or (3) having direct or indirect power to appoint a majority of the members of the board of directors or similar management organization of such person. “Controlling” and “controlled” shall have the meanings associated with the above explanation.

1.8	“Delivery Action” means each of the actions to be completed by the Transferors prior to or on the Asset Delivery Date as set forth in Article 3.3 hereof.

1.9

“Target Assets” include (1) the Contracts to be Transferred and the relevant data of the landlords, tenants and the Subject Apartments; (2) the Affiliated Assets; (3) the trademark rights of “Meiliwu” and “Jinxuan” (including all the trademark application rights under application by the Transferors), see Annex I for details; (4) the relevant computer software copyrights, see Annex I for details; and (5) the relevant domain name certificates, see Annex I for details.

1.10

“Losses” mean all losses, penalties, damages, liabilities, claims, litigations, costs and expenses incurred by the Party suffering damages (including attorneys’ fees, expenses and other charges incurred in connection with any claim or assertion in any litigation between the Transferee and the Transferors, or between the Transferee and any third party).

1.11

“Assets Delivery” means the Transferors’ completion of all Delivery Actions in respect to the transfer and handing over of the Target Assets and related materials in accordance with Article 3.2 of this Agreement.

1.12	“Asset Delivery Date” means the date on which the Assets Delivery is fully completed.

1.13     “Transition Period” means the period from the date of this Agreement to the Asset Delivery Date.

Article 2 Target Assets and Transfer Consideration

2.1

Subject to the terms and conditions agreed herein, the Transferors agree to transfer the Target Assets to the Transferee and the Transferee agrees to purchase the Target Assets from the Transferors. As of the date of this Agreement, the Transferors has provided the Transferee with all the information about the list of Subject Apartments in total.

2.2

Considering the operating conditions of the Transferors and the Target Assets, and that the Delivery Date Liabilities (as defined in Article 4.2) will be transferred to the Transferee with the Transfer of the Target Assets, the Parties acknowledge and agree that the total consideration for the Transfer of the Target Assets is set at RMB one (1) yuan. The method of payment for the consideration for the Transfer of the Target Assets may be negotiated separately by the Parties.

Article 3 Assets Delivery

3.1

The Transferors and the Transferee agree to initially set June 30, 2020 as the Asset Delivery Date. The Assets Delivery shall be carried out on the Asset Delivery Date at a location agreed upon by the Transferors and the Transferee.

3.2	On the Asset Delivery Date, the Transferors must complete or have completed the following actions (hereinafter collectively referred to as the “Delivery Actions”):

(1)

For the Contracts to be Transferred: (1) in respect of the Apartment Contracts, the Transferors shall (i) have terminated the Apartment Contracts signed by them with the right-holders of the Apartments, with the right-holders of the Apartments whose Apartment Contracts have been terminated and the Transferee or its designees having entered into new Apartment Lease Contracts (with the Transferee or its designees as the new lessees) and/or Apartment Trusteeship Lease Contracts (the terms and conditions in such newly signed Apartment Trusteeship Lease Contracts shall be consistent with the contract template provided by the Transferee to the Transferors), and have completed the corresponding switch in the electronic management system of the Apartment Contracts (hereinafter referred to as “Apartment Contracts Transfer”); or (ii) have transferred all the Apartment Contracts to the control of the Transferee by ways agreed upon by the Transferors and the Transferee; and (2) the transfer of the Subject Apartments shall have been completed by the Transferors and the Transferee in accordance with normal and reasonable standards of commercial practices, and the Transferors shall have handed over all the keys, access cards, parking spaces, keys to affiliated facilities and equipment (if any) of the Subject Apartments to the Transferee or the Transferee’s designees for management;

(2)

For the Affiliated Assets, the Transferors shall have physically delivered such Assets to the Transferee and have delivered all the documents and information relating to such Assets to the Transferee at the same time;

(3)

The Transferors shall have delivered the originals of all licenses, qualification documents, approvals, filing documents, etc. relating to the Target Assets (if any) to the Transferee, and have completed or assisted the Transferee to complete the procedures of changing the relevant license, qualification, approval, filing and other documents (if any) in accordance with the requirements of the relevant competent authorities; and

(4)

The Transferors shall have delivered to the Transferee all other contracts, agreements, title documents, business records, databases, drawings, information about suppliers, customers, landlords and tenants, correspondence and all other information related to the Target Assets.

The Assets Delivery will be verified item by item according to the details of the Target Assets listed in Annex I. When the Transferors transfer and hand over the Target Assets to the Transferee, the Transferors and the Transferee shall sign a delivery list of which the form and contents are acceptable to the Transferee. The Assets Delivery will be deemed to be completed when all the Target Assets have been transferred and handed over to the Transferee and confirmed in writing by the Transferee.

3.3

From the Asset Delivery Date, the Transferee shall become the legal right-holder of the Target Assets and enjoy all rights, interests and fruits related to the Target Assets; the Transferors shall no longer enjoy any rights related to the Target Assets.

3.4

The Parties agree that the Transferors will complete the Apartment Contracts Transfer within six (6) months after the Asset Delivery Date. Notwithstanding the foregoing, in the event that the percentage of the Apartment Contracts Transfer completed by the Transferors reaches 80%, if the transfer of the remaining Apartment Contracts cannot be completed due to any third party’s reasons, the Parties agree and acknowledge that the Transferors may legally and effectively transfer the rights and obligations under the remaining Apartment Contracts to the Transferee by way of negotiated whole transfer (hereinafter referred to as the “Negotiated Transfer of Apartment Contracts”), and the Transferee shall agree to accept the Negotiated Transfer of Apartment Contracts. For the avoidance of doubt, the Transferors shall be deemed to have completed all of the Apartment Contracts Transfer after the Transferors have completed the Negotiated Transfer of Apartment Contracts; and the Transferee shall enjoy the same rights and bear the same obligations with respect to the Subject Apartments transferred through the Negotiated Transfer of Apartment Contracts as those with respect to the Subject Apartments transferred through the Apartment Contracts Transfer.

Article 4 Transition Period

4.1	The Transferors make the following Transition Period commitments to the Transferee:

(1)	The Transferors shall use their best efforts to ensure the normal operation of the Subject Apartments and the normal maintenance of the Target Assets;

(2)

Without the prior written consent of the Transferee, the Transferors shall not dispose of or pledge, directly or indirectly, any of the Target Assets or set any right restriction over the Target Assets or their income right (except for the guarantees relating to rent loans over the Target Assets disclosed in Annex II)..

(3)	The tax liabilities and tax risks related to the Target Assets before the Asset Delivery Date shall be borne by the Transferors; and

(4)

Except as already disclosed by the Transferors to the Transferee, the Transferors shall use their best efforts to ensure that there is no dispute, controversy, indemnification obligation or other contingent liability of any kind over or in connection with the Target Assets as of the Asset Delivery Date.

For the purposes of this Agreement, “Disposition” means a voluntary or involuntary sale, assignment, mortgage, grant, pledge, exchange, delivery, transfer, encumbrance or other disposition of any kind or manner (including a disposition of a legal interests and actual benefit), and the entering into of an agreement, contract, arrangement or making commitment to do so.

4.2

The Transferee and the Transferors agree that, subject to the provisions of Article 4.3 hereof, all liabilities over the Target Assets incurred as of the Asset Delivery Date (including but not limited to the rent prepaid to the landlord, the rent payable to the landlord, the rent received from the tenant in advance, the security deposit paid to the landlord, the security deposit paid by the tenant, current tenant’s rent loan balance, liquidated damages and overdue fine (if any)) (hereinafter referred to as the “Delivery Date Liabilities”) shall be borne by the Transferee.

4.3

For the Target Assets, there are customers who have left the apartments but their rent loan balances have not yet been paid off (hereinafter referred to as the “Left Customers’ Rent Loan Balances”), and it is estimated that the Left Customers’ Rent Loan Balances with respect of the Target Assets as of the Asset Delivery Date are approximately RMB100 million. The Transferee and the Transferors agree that, with respect to such Left Customers’ Rent Loan Balances, if the Transferors have reached written documents or written disposal plans on deferred payments as agreed by the Transferors and the Transferee with the corresponding financial institutions prior to the Asset Delivery Date, such Balances will be included in this transaction, which means that the Left Customers’ Rent Loan Balances will be included in the Delivery Date Liabilities and be borne by the Transferee; if the Transferors fail to reach written documents or written disposal plans on deferred payments with the corresponding financial institutions prior to the Asset Delivery Date, the Left Customers’ Rent Loan Balances will not be included in this transaction and will be borne by the Transferors, and the Transferee shall not be liable for such Balances. For the avoidance of doubt, if the Left Customers’ Rent Loan Balances are not included in this transaction, the Delivery Date Liabilities shall not include the Left Customers’ Rent Loan Balances, and the Left Customers’ Rent Loan Balances shall be borne by the Transferors separately outside this transaction, and the Transferee shall not be liable for such Left Customers’ Rent Loan Balances. The Left Customers’ Rent Loan Balances as of the Asset Delivery Date to be included in this transaction in accordance with this Article 4.3 shall be the amount mutually confirmed in writing by the Transferors and the Transferee (see Annex III for details); if any additional Left Customers’ Rent Loan Balance incurred prior to the Asset Delivery Date is added to the amount confirmed in writing by the Parties, such additional amount shall be borne by the Transferors themselves.

Article 5 Representations and Warranties of the Parties

5.1	Each Party represents and warrants to the other Parties as follows:

(1)

Such Party is a legal person legally established and validly existing under the laws of the PRC and has full legal rights and capacity to sign and perform this Agreement and other transaction documents;

(2)

Such Party has obtained all consents and approvals necessary to sign and deliver this Agreement and the other transaction documents necessary to effect the transactions contemplated by this Agreement (hereinafter referred to as the “Other Transaction Documents”), to perform its obligations under this Agreement and the Other Transaction Documents and to complete the Transfer of the Target Assets. Upon being signed, this Agreement and each of the Other Transaction Documents shall constitute legal, valid, binding and enforceable obligations of such Party and shall be enforceable against such Party in accordance with their respective terms;

(3)	The signing and performance of this Agreement by such Party will not conflict with or be inconsistent with the following documents or matters:

(i)	its articles of association or other similar organizational documents;

(ii)	contracts and agreements to which it is a party; or

(iii)	applicable laws and regulations in effect at the time;

(4)	Such Party is not required to obtain the consent of any third party for signing this Agreement; and

(5)	Such Party warrants that it will perform its obligations and commitments under this Agreement.

5.2	Each of the Transferors represents and warrants to the Transferee as follows:

(1)

Each of the representations and warranties made by the Transferors in this Agreement (including Articles 5.1 and 5.2 hereof) is true, complete and accurate and not misleading as of the date of this Agreement and the Asset Delivery Date;

(2)

To the knowledge of the Transferors, as of the Asset Delivery Date, (i) each of the Target Assets is owned solely and exclusively by the Transferors in its entirety and there is no mortgage, lien, pledge, third party right or any other encumbrance on each of the Target Assets, no license to use any of the Target Assets or their interests has been granted to any third party, and none of the Target Assets or their interests has been assigned to any third party; (ii) to the knowledge of the Transferors, each of the Target Assets owned, used or employed by the Transferors does not infringe any rights of any third party; and (iii) except as already disclosed in Annex II hereto “Disclosure Letter” (hereinafter referred to as the “Disclosure Letter”), each of the Target Assets is not subject to any litigation, arbitration, detention, seizure, or legal, administrative or other proceeding or governmental investigation which is pending or, to the knowledge of the Transferors, may be lodged against any of them, nor is there any obligation, debt, liability to any subject or any dispute, claim, assertion lodged by any subject against any of them;

(3)

As of the date of this Agreement, the following information regarding the Subject Apartments that the Transferors have provided to the Transferee is true and complete in all material respects without any concealment, omission and reservation: (i) lease information, including lease contracts, lease terms, rents, security deposits, etc.; (ii) debt information, including debt amounts, creditors, time limits for performance, etc.; (iii) renovation information, including apartment renovation contracts, renovation status, renovation amounts, payment terms, etc.; (iv) rent loan information, including loan contracts, installment contracts, installment amounts, settlement status, etc.; and (v) other information and documentary materials already provided by the Transferors to the Transferee;

(4)

With respect to each of the Subject Apartments, as of the Asset Delivery Date, (i) the lessor thereof is the owner of the Subject Apartment or a lessor legally authorized to lease the Subject Apartment; (ii) the Transferor has fully disclosed to the Transferee all the mortgages, guarantees and other encumbrances on the Subject Apartment learnt by it from the lessor and, except as aforesaid, the Transferor has not created any other encumbrances on the Subject Apartment; (iii) to the best of the Transferor’s knowledge, the Apartment Contract corresponding to the Subject Apartment can continue to be legally and unimpededly performed;

(5)

As of the Asset Delivery Date, each of the Affiliated Assets, classified according to its nature, is in a natural physical state or legal status acknowledged by the Parties at the time of the signing of this Agreement, in good working and service conditions and subject to regular and proper maintenance so that it meets good technical standards, free of any quality defects and safety hazards that would have a material adverse effect on its proper use;

(6)

As of the Asset Delivery Date, there is no government notice, demand, repair order, demolition notice, land resumption notice, legal proceeding or third party claim that relates to the Subject Apartments and/or may create any material impediment to the performance of this Agreement;

(7)

Except as already disclosed in the Disclosure Letter, as of the Asset Delivery Date, there is no pending administrative penalty, litigation, arbitration or other legal proceeding (including any investigation, interrogation, dispute over arrears or debts) relating to the Target Assets, and there is no dispute or potential dispute between any of the Transferors and any right-holder or sublessee of the Apartments;

(8)

All the licenses, documents, representations and materials relating to the Target Assets owned, held or obtained from any governmental agency by the Transferors have been fully disclosed to the Transferee, and such licenses, documents, representations and materials and any statements relating thereto that have been provided by the Transferors are valid, true, accurate, complete and not misleading in all material respects.

Article 6 Commitments of the Transferors

6.1	Each of the Transferors makes the following commitments to the Transferee:

(1)

After the signing of this Agreement, the Transferors shall fully open the access to the Meiliwu APP to the Transferee, so as to ensure that the Transferee can view and retrieve at any time the basic information of the Subject Apartments, the rents collected by the right-holders of the Apartments, the rents paid by the sublessees and other information necessary for the Transferee to complete the Transfer of the Target Assets.

(2)

The Transferors ensure that the Affiliated Assets are properties owned or legally leased by them and being able to be used properly. If any of the Affiliated Assets fails and does not function properly within one (1) year after the Asset Delivery Date, the Transferee has the right to, at its sole discretion, either (i) require the Transferor to be responsible for the repair free of charge; or (ii) separately entrust a third party to carry out the repair, provided that all repair expenses incurred as a result thereof shall be borne by the Transferors.

(3)	After the Asset Delivery Date, in any of the following circumstances:

(i) there is an unresolved dispute or controversy regarding the Subject Apartments between any of the Transferors and any right-holder or sublessee of the Apartments; or

(ii) any dispute between any of the Transferors and any other third party arising out of the Target Assets, including but not limited to any dispute arising between any of the Transferors and any supplier of the Target Assets, or any unresolved dispute or controversy arising from any commitment made by the Transferors to any third party (including but not limited to income sharing, payment of asset transfer consideration due, if any);

the Transferors shall bear the consequences of such dispute or controversy and indemnify the Transferee for any loss arising therefrom, and the Transferee shall be entitled to hold the Transferors liable for breach of contract in accordance with the provisions of Article 8 hereof.

(4)	The Transferors will complete the Apartment Contracts Transfer specified in Article 3.4 hereof within six (6) months after the Asset Delivery Date.

Article 7 Confidentiality

7.1

Each Party shall use all reasonable efforts to keep confidential the following information (hereinafter referred to as the “Confidential Information”) and to ensure that its Related Parties and their respective directors, officers, employees, agents, partners, banks, accountants, attorneys, financial advisors, and other relevant persons will keep confidential the following information:

(1)

All information relating to the Transfer of the Target Assets, including but not limited to the terms of this Agreement and the existence hereof, and the progress of the Transfer of the Target Assets, etc.

(2)	The information that has been identified by the Parties as being within the scope of Confidential Information and for which appropriate confidentiality measures have been taken.

(3)	The information about the other Parties learnt by each Party as a result of its participation in the Transfer of the Target Assets.

7.2	No Party may disclose, reveal, send or permit the use of such Confidential Information to any third party without the prior written consent of the other Parties.

7.3	The Confidential Information shall not include any information which:

(1)	is or becomes publicly known otherwise than through any Party’s breach of its confidentiality obligations;

(2)	is independently developed or lawfully obtained by any Party without breaching its confidentiality obligations.

7.4	Any Party shall not be deemed to have disclosed or divulged any Confidential Information if:

(1)	such Confidential Information was publicly known prior to its disclosure (except to the extent that it was disclosed in a manner breaching this Article);

(2)	the disclosure of such Confidential Information is carried out with the prior written consent of the other Parties hereto;

(3)	such Confidential Information is disclosed by such Party to its professional advisors, who are required to assume confidentiality obligations, for the purpose of the Transfer of the Target Assets;

(4)

Any Party and its Related Parties have the right to disclose the Confidential Information in accordance with applicable laws or a binding written judgment, order or requirement of a court of competent jurisdiction, governmental authority, official agency, regulatory authority or any other competent authority; for the avoidance of doubt, such judgment, order or requirement must be issued in a formal written document by a competent authority, failing which such Party shall not disclose or divulge any Confidential Information; such Party shall give at least three (3) days’ prior written notice to the other Parties and consult with the other Parties in order to use its best efforts to avoid or minimize the loss of the other Parties.

Article 8 Effective Date, Modification and Termination of this Agreement

8.1	This Agreement shall become effective on the date on which it is duly signed by the Parties or their authorized representatives.

8.2	No change or addition to this Agreement shall be valid unless made in writing and signed by the Parties.

8.3	This Agreement may be terminated in the following manners:

(1)	The Parties hereto mutually agree in writing to terminate this Agreement and the termination date shall be the termination date agreed in writing by the Parties;

(2)

The Transferee has the right to terminate this Agreement at any time by giving written notice to the other Parties without bearing any liability for breach (with the termination date being the effective date of the termination as specified by the Transferee in the written notice) in any of the following circumstances: (i) any of the representations or warranties of the Transferors is materially untrue or materially omitted; or (ii) the Assets Delivery is not completed within six (6) months from the date of this Agreement for reasons attributable to the Transferors; or

(3)

If the Transferee fails to pay the consideration for the Transfer of the Target Assets in a timely manner as otherwise agreed by the Parties for reasons attributable to the Transferee, any of the Transferors has the right to terminate this Agreement at any time by giving written notice to the other Parties without bearing any liability for breach (with the termination date being the effective date of the termination as specified by the Transferor in the written notice).

8.4

Upon the termination of this Agreement in accordance with Article 8.3 above, unless otherwise agreed by the Parties at that time, each Party hereto shall return the consideration received from the other Parties under this Agreement in a fair, reasonable and good faith manner and restore the Target Assets as nearly as possible to their states before the signing of this Agreement. Upon the termination of this Agreement, all rights and obligations of the Parties hereto under this Agreement shall be terminated, without prejudice to the rights of the non-breaching Parties to claim damages against the breaching Party.

Article 9 Liability for Breach

9.1	The representations and warranties made by Transferors as set forth in Article 5.2 hereof shall remain in force for a period of two (2) years after the completion of the Apartment Contracts Transfer.

9.2

The Parties acknowledge and agree that, unless otherwise agreed in this Agreement, if any Party breaches this Agreement, the breaching Party shall compensate the non-breaching Party for all losses caused to the breaching party as a result thereof.

9.3	Notwithstanding the foregoing, in any of the following circumstances:

(1)

Any representation made by the Transferors in this Agreement (except as already disclosed in the Disclosure Letter) is false, untrue, inaccurate, incomplete or misleading (including, but not limited to, any information regarding the Target Assets provided by them is false, untrue, inaccurate, incomplete, etc.), which materially and adversely affects the Transfer of the Target Assets, and fails to be corrected within fifteen (15) working days after the Transferee’s written notice; or

(2)	the Transferors unilaterally terminate this Agreement for reasons not attributable to the Transferee or the Transferee’s group,

the Transferors shall pay the Transferee the liquidated damages of USD2,000,000 (or its equivalent in RMB) in a lump sum in cash within ten (10) working days from the date of termination of this Agreement.

Article 10 Governing Law and Dispute Resolution

10.1	The conclusion, validity, interpretation, performance and dispute resolution of this Agreement shall be governed by and construed in accordance with the laws of the PRC.

10.2

All disputes arising out of or in connection with the performance of this Agreement shall be resolved by the Parties through friendly negotiations. If any dispute cannot be resolved by negotiation within fifteen (15) days after the dispute arises, the Parties shall submit the dispute to the Shanghai International Economic and Trade Arbitration Commission (“SIETAC”) for arbitration in Shanghai in accordance with the arbitration rules of the SIETAC then in effect. The arbitration tribunal shall be comprised of three (3) arbitrators appointed by the SIETAC in accordance with its arbitration rules, of which one (1) arbitrator shall be selected by the claimant, one (1) arbitrator shall be selected by the respondent and the third arbitrator shall be selected by the first two arbitrators through consultation. The language of the arbitration shall be Chinese. The arbitral award shall be final and binding upon all the Parties.

Article 11 Miscellaneous

11.1

For anything not covered in this Agreement, the Parties may enter into separate supplemental agreements, which shall become effective upon being duly signed by the authorized representatives of the Parties.

11.2

The Annexes to this Agreement include (1) the List of Target Assets; (2) the Disclosure Letter; and (3) the Further Representations and Warranties Made by the Transferors. The Annexes to this Agreement shall form an integral part of this Agreement and shall have the same legal effect as the main body of this Agreement.

11.3

This Agreement represents the entire agreement between the Parties with respect to this transaction and supersedes and terminates any other prior written and oral agreements between the Parties with respect to this transaction, including but not limited to any agreement of intent. All the Annexes and Appendices to this Agreement shall form an integral part of this Agreement and shall have the same force and effect as this Agreement.

11.4

The failure of any Party to exercise or delay in exercising any right, power or remedy hereunder shall not be deemed a waiver, nor shall any single exercise or partial exercise of any right, power or remedy preclude that Party from further exercising such right, power or remedy or exercising any other right, power or remedy.

11.5	This Agreement is made in five (5) originals, one (1) for each Party, with the same legal effect.

(The remainder of this page intentionally left blank)

(This is the signature page of the Asset Transfer Agreement without text)

Transferee:

Chengdu Liwu Apartment Management Co., Ltd. (Official Seal)

Chengdu Liwu Apartment Management Co., Ltd. (Seal)

/s/ Qu Chengcai

Legal Representative: Qu Chengcai

(This is the signature page of the Asset Transfer Agreement without text)

Transferor I:

Beijing LianULife Technology Co., Ltd. (Official Seal)

Beijing LianULife Technology Co., Ltd. (Seal)

/s/ Han Guang

Legal Representative: Han Guang

(This is the signature page of the Asset Transfer Agreement without text)

Transferor II:

Beijing LianULife Property Management Co., Ltd. (Official Seal)

Beijing LianULife Property Management Co., Ltd. (Seal)

/s/ Han Guang

Legal Representative: Han Guang

(This is the signature page of the Asset Transfer Agreement without text)

Transferor III:

Beijing LianULife Zhixuan Property Management Co., Ltd. (Official Seal)

Beijing LianULife Zhixuan Property Management Co., Ltd. (Seal)

/s/ Wang Bin

Legal Representative: Wang Bin

(This is the signature page of the Asset Transfer Agreement without text)

Transferor IV:

Beijing Beautiful House Asset Management Co., Ltd. (Official Seal)

Beijing Beautiful House Asset Management Co., Ltd. (Seal)

/s/ Han Guang

Legal Representative: Han Guang

Annex I List of Target Assets

1.	Copyrights

	Software Name/Work Name	Holder	Registration No.	Registration Date
1.	Meiliwu Mei Plus Platform (IOS Version)	Transferor IV	2017SR605967	November 6, 2017

2.	Meiliwu Mei Plus Platform (Android Version)	Transferor IV	2017SR602993	November 3, 2017

3.	Xiaomei	Transferor IV	GuoZuoDengZi-2016-F-00308966	November 1, 2016

2.	Trademarks

#	Trademark	Holder	Category	Registration No./Application No.	Application Date
1.		Transferor IV	42	16851956	April 30, 2015

2.		Transferor IV	42	16155256	January 14, 2015

3.		Transferor IV	42	16155162	January 14, 2015

4.		Transferor III	36	24476292	June 5, 2017

3.	Domain Name Certificates

#	Domain Name	Holder	Validity
1.	mlwplus.com	Transferor IV	From August 12, 2016 to August 12, 2021

2.	meiliwu.com	Transferor IV	From June 16, 2007 to June 16, 2024

3.	lianuhome.com	Transferor I	From June 14, 2019 to June 14, 2022

4.	lianulife.com	Transferor I	From June 14, 2019 to June 14, 2022

5.	lianutech.com	Transferor I	From June 14, 2019 to June 14, 2022

6.	jinxuangongyu.com	Transferor III	From January 13, 2018 to January 13, 2021

7.	jinxuangongyu.cn	Transferor III	From September 10, 2019 to September 10, 2020

A list of the remaining Target Assets is separately attached.

Annex II Disclosure Letter

July 22, 2020

This Disclosure Letter and the information disclosed herein constitute the Disclosure Letter referred to in Article 5 of the Asset Transfer Agreement dated July 22, 2020 (hereinafter referred to as the “Asset Transfer Agreement”) among Chengdu Liwu Apartment Management Co., Ltd., Beijing LianULife Technology Co., Ltd., Beijing LianULife Property Management Co., Ltd., Beijing LianULife Zhixuan Property Management Co., Ltd. and Beijing Beautiful House Asset Management Co., Ltd.

This Disclosure Letter shall form a part of the Asset Transfer Agreement. The Article Numbers in this Disclosure Letter correspond to those of the Asset Transfer Agreement, and the disclosures under any Article Number shall be deemed to be disclosures made in response to a specific representation or warranty in Article 5 of the Asset Transfer Agreement, notwithstanding that such disclosures may remain applicable under other representations and warranties and are therefore subject to other disclosures. Any term used but not otherwise defined in this Disclosure Letter shall have the same meaning as that defined in the Asset Transfer Agreement.

The disclosure in this Disclosure Letter of any possible breach or violation of any agreement, law or regulation shall not be construed as an acknowledgement or representation that such breach or violation exists or actually occurred, and none of the matters in this Disclosure Letter shall constitute an acknowledgement of any liability or obligation on the part of the Transferors to any third party, or an acknowledgement unfavorable to the Transferors.

This Disclosure Letter and the information disclosed herein are subject to the terms of the Asset Transfer Agreement, including the confidentiality provisions.

5.2 (2)

As of the date of this Disclosure Letter, some of the software copyrights and registered trademarks held by Beijing Beautiful House Asset Management Co., Ltd. were pledged to Wuhu Yinghua No. Nine Investment Center (Limited Partnership), as follows:

1.	Trademark Pledged

No.	Trademark	Registration No.	Registration Date
1.		16851956	July 14, 2016
2.		16155162	March 21, 2016
3.		16155256	March 21, 2016

2.	Software Copyright Pledged

No.	Software Name	Registration No.	Registration Date
1.	Meiliwu Mei Plus Platform (IOS Version)	2017SR605967	November 6, 2017

2.	Meiliwu Mei Plus Platform (Android Version)	2017SR602993	November 3, 2017

As of the date of this Disclosure Letter, some of the rent loans on the Target Assets involve guarantees, and the total amount of such rent loans is RMB138,911,398.14.

5.2 (7)

As of the date of this Disclosure Letter, the Transferors have the following disputes or potential disputes with the right-holders or sublessees of the Apartments:

1.	Cases at Bar

No.	Plaintiff	Defendant	Cause of Action	Case Status
1.	Lu Xinxin	Beijing Beautiful House Asset Management Co., Ltd.; Beijing Yihongyue Real Estate Brokerage Co., Ltd.	The plaintiff and the defendant signed an apartment lease contract. As the apartment leased is partitioned room, the plaintiff can not live in it. The plaintiff’s claims: to request the court to order the defendant to return all the rent and the security deposit to the plaintiff, and to compensate the plaintiff for the loss arising from looking for an alternative apartment during the epidemic period.	In the course of the first instance

2.	Wu Sheng	Tianjin Beautiful House Asset Management Co., Ltd.; Tianjin Hongsheng Property Management Co., Ltd.; Beijing LianULife Property Management Co., Ltd.	Tianjin Hongsheng and the plaintiff signed an apartment rental trusteeship contract, which was terminated on August 4, 2019. Beijing LianULife and the plaintiff signed an asset management service contract, and the plaintiff signed a rental trusteeship contract with Tianjin Beautiful House. The plaintiff deems that the defendant Tianjin Beautiful House has unilaterally breached the contract. The plaintiff’s claims: to request the court to order the defendant to pay the liquidated damages in accordance with the contract and the rent for the previous rent-free period of three months.	In the course of the first instance

3.	Wu Di	Beijing Beautiful House Asset Management Co., Ltd.	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the defendant refused to fulfill the obligation of paying rent. The plaintiff’s claims: to request the court to order 1. the defendant to pay the liquidated damages to the plaintiff and terminate the contract; 2. the defendant to pay the rent for the period from February 1, 2020 to the date of the actual return of the apartment; 3. the defendant to restore the apartment to its original condition, or pay an amount of RMB20,000 for the plaintiff’s restoration work; 4. the defendant to compensate therefor at the original price in case of any damage to the facilities in the apartment.	In the course of the first instance

4.	Zhou Sheng	Nanchang Beautiful House Apartment Management Co., Ltd.	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the defendant failed to pay the rent of RMB8,250 on time. The plaintiff’s claims: to request the court to order the defendant to immediately pay the rent of RMB7,000 and compensate an amount of RMB300 for damage to the items in the room; 2. the defendant to pay the liquidated damages of RMB28,050.	In the course of the first instance

5.	Sun Tianxiong	Beijing Beautiful House Asset Management Co., Ltd.	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the defendant failed to pay the utility bills on time, and failed to repair and replace the equipment as agreed. The plaintiff’s claims: to request the court to order 1. the defendant to compensate an amount of RMB7,350 for the intentionally artificial damages to the apartment; 2. the defendant to pay the utility bills of RMB362.22.	In the course of the first instance

6.	Zhang Liang	Beijing Beautiful House Asset Management Co., Ltd.; Beijing LianULife Property Management Co., Ltd.	The plaintiff signed an asset management service contract with the defendant, and the defendant required a rent-free period which was rejected by the plaintiff, and the defendant refused to pay the housing income. The plaintiff’s claims: to request the court to order 1. the defendant to pay the remaining income of RMB19,800; 2. the defendant to pay the liquidated damages of RMB13,200; 3. the defendant to pay the expenses for the vacancy period of RMB6,600; 4. the defendant to pay the unpaid utilities bills.	In the course of the first instance

7.	Xu Jialiang	Beijing Beautiful House Asset Management Co., Ltd.	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the defendant failed to pay the rent on time. The plaintiff’s claims: to request the court 1. to confirm that the contract has been terminated and to order the defendant to vacate the disputed apartment within 5 days after the judgment came into effect; 2. to order the defendant to pay the unpaid rent of RMB8,700; 3. to order the defendant to pay the liquidated damages of RMB33,575.	In the course of the first instance

8.	Xu Fangcheng	Beijing Beautiful House Asset Management Co., Ltd.	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the defendant failed to pay the rent on time. The plaintiff’s claims: to request the court 1. to confirm that the contract has been terminated and to order the defendant to vacate the disputed apartment within 5 days after the judgment came into effect; 2. to order the defendant to pay the unpaid rent of RMB8,700; 3. to order the defendant to pay the liquidated damages of RMB33,575.	In the course of the first instance

9.	Li Hao	Beijing Beautiful House Asset Management Co., Ltd.	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the defendant failed to pay the rent on time. The plaintiff’s claims: to request the court 1. to terminate apartment rental trusteeship contract; 2. to order the defendant to pay the unpaid rent of RMB3,250; 3. to order the defendant to pay the actual occupancy fee of the apartment; 4. to order the defendant to pay the liquidated damages of RMB19,337.5; 5. to order the defendant to pay the rent for the rent-free period of RMB7,475; 6. to order the defendant to pay the utilities bills of the apartment.	In the course of the first instance

10.	Yang Xingquan	Beijing Beautiful House Asset Management Co., Ltd.; Beijing Yihongyue Real Estate Brokerage Co., Ltd.	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the defendant failed to pay the rent on time. The plaintiff’s claims: to request the court 1. to confirm that the trusteeship contract between the plaintiff and the defendant has been terminated; 2. to order the defendant to pay the liquidated damages of RMB13,300; 3. to order the defendant to vacate the apartment and pay the utilities bills and other expenses; 4. to order the defendant to pay the occupancy fee of the unreturned apartment of RMB6,650.	In the course of the first instance

11.	Wang Xiaodong	Beijing Beautiful House Asset Management Co., Ltd.	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the defendant failed to pay the rent on time. The plaintiff’s claims: to request the court to order 1. the defendant to pay the rent of RMB31,800; 2. the defendant to pay the liquidated damages of RMB63,070 to the plaintiff.	In the course of the first instance

12.	Wang Chao	Beijing Beautiful House Asset Management Co., Ltd.	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the defendant failed to pay the rent on time. The plaintiff’s claims: to request the court to order 1. the defendant to pay the liquidated damages to the plaintiff and terminate the contract; 2. the defendant to pay the rent for the period from February 1, 2020 to the date of actual return of the apartment; 3. the defendant to demolish the additional rooms and repair the damages to the floor, wall and ceiling or pay an amount of RMB22,257 for the plaintiff’s restoration work; 4. the defendant to compensate the plaintiff an amount of RMB1,500 for the damages to the closet.	In the course of the first instance

13.	Beijing Beautiful House Asset Management Co., Ltd.; Beijing Yihongyue Real Estate Brokerage Co., Ltd.	Shi Qiuxiang	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the apartment was ordered by the court to be returned due to the plaintiff’s reasons. The plaintiff’s claims: to request the court 1. to terminate the apartment rental trusteeship contract between the plaintiff and the defendant; 2. to order the defendant to return the plaintiff the apartment rent of RMB13,167.12; 3. to order the defendant to pay the liquidated damages of RMB9,000; 4. to order the defendant to pay the loss of apartment decoration and accessories of RMB3,636.24; 5. to order the defendant to pay the plaintiff the liquidated damages of RMB11,740 for the breach of the contract with the tenant as the apartment can not continue to be used.	In the course of the first instance

14.	Xiao Wanlin	Beijing Beautiful House Asset Management Co., Ltd.	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the defendant failed to pay the rent on time. The plaintiff’s claims: to request the court to order the defendant to pay the plaintiff the liquidated damages of RMB20,757 and the rent for the quarter of RMB6,300 which shall be paid to the plaintiff on February 27, 2020.	In the course of the first instance

15.	Beijing Beautiful House Asset Management Co., Ltd.; Beijing Yihongyue Real Estate Brokerage Co., Ltd.	Mai Guicong	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the defendant’s seizure of the apartment made it impossible to continue to perform the contract. The plaintiff’s claims: to request the court 1. to terminate the apartment rental trusteeship contract between the plaintiff and the defendant; 2. to order the defendant to return the plaintiff the apartment rent of RMB7,627; 3. to order the defendant to pay the liquidated damages of RMB8000.	In the course of the first instance

16.	Long Yu	Nanchang Beautiful House Apartment Management Co., Ltd.	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the defendant failed to pay the rent on time. The plaintiff’s claims: to request the court 1. to order the defendant to pay the rent and the interest; 2. to terminate the apartment rental trusteeship contract;	In the course of the first instance

3. to order the defendant to pay the occupancy fee of the apartment; 4. to order the defendant to pay the liquidated damages; 5. to order the defendant to move out of the apartment and return the key within 5 days from the date of judgment; 6. to order the defendant to pay the utilities bills for the occupancy period.

17.	Gong Lifen	Beijing Beautiful House Asset Management Co., Ltd.	The plaintiff and the defendant signed an apartment rental trusteeship contract, and the defendant failed to pay the rent on time. The plaintiff’s claims: to request the court 1. to terminate the apartment rental trusteeship contract between the plaintiff and the defendant; 2. to order the defendant to pay the liquidated damages; 3. to order the defendant to pay the rent for the period from March 2020 to the effective date of the judgment in this case.	In the course of the first instance

18.	Sun Qingqing	Beijing LianULife Property Management Co., Ltd.; Beijing LianULife Property Management Co., Ltd. Jinan Branch	The plaintiff and the defendant signed an apartment lease contract, and the defendant required to terminate the contract and threatened the plaintiff to move out. The plaintiff’s claims: to request the court to order 1. the defendant to be liable for breach of contract and pay the liquidated damages of RMB2,760; 2. the defendant to compensate for the economic loss brought to the plaintiff by malicious termination of the contract.	In the course of the retrial of the first instance

19.	Lin Jun	Beijing LianULife Property Management Co., Ltd.; Beijing LianULife Property Management Co., Ltd. Nanjing Branch	The plaintiff and the defendant signed an asset management service contract, and the defendant failed to pay the rent on time. The plaintiff’s claims: to request the court 1. to terminate the asset management service contract signed between the two parties; 2. to order the defendant to pay the rent and interest to the plaintiff; 3. to order the defendant to pay the occupancy fee of the apartment until the date of actually vacating and returning the apartment; 4. to order the defendant to pay the liquidated damages; 5. to order the defendant to restore the apartment to its original state.	Objection to jurisdiction

20.	Bai Shanshan	Beijing LianULife Property Management Co., Ltd.; Beijing LianULife Property Management Co., Ltd. Ningbo Branch; Ningbo Nuanzu Apartment Management Co., Ltd.	The legal representative of Ningbo Nuanzu and LianULife Ningbo Branch Chen Xing signed a contract with the plaintiff in the name of Ningbo Nuanzu, and then withdrew such contract and signed a contract with the plaintiff in the name of LianULife, and now the two defendants refuse to pay the rent. The plaintiff’s claims: to request the court 1. to terminate the asset management service contract signed between the plaintiff and Beijing LianULife; 2. to order Beijing LianULife to pay the rent for the rent-free period of RMB14,000 to the plaintiff; 3. to order the defendant Beijing LianULIfe to pay the unpaid rent of RMB7,000 to the plaintiff; 4. to order the defendant Beijing LianULIfe to pay the liquidated damages of RMB7,000 to the plaintiff; 5. to order the defendant LianU Life Ningbo Branch and Ningbo Nuanzu to be jointly and severally liable for the above 2-4 requests.	Objection to jurisdiction

21.	Beijing LianULife Property Management Co., Ltd.	Yuan Liying	The plaintiff and the defendant signed an asset management service contract, and the defendant changed the lock of the apartment without negotiation with the plaintiff and under the circumstance that the contract has not been terminated, resulting in that the asset user of the apartment No.106 can not normally enter or use the apartment. The parties failed to settle the dispute through negotiation, and the defendant refused to deliver the keys to the new lock to the plaintiff. The plaintiff’s claims: to request the court 1. to terminate the asset management service contract	The court of first instance dismissed all the claims of LianULife;

			signed between the plaintiff and the defendant; 2. to order the defendant to return to the plaintiff the remaining expected asset income of RMB9,277.74 which has been paid by the plaintiff; 3. to order the defendant to pay the plaintiff the liquidated damages of RMB6,800; 4. to order the defendant to compensate the plaintiff for the losses of renovation, and items and furniture added in the apartment; 5. to order the defendant to pay the plaintiff the asset user liquidated damages of RMB2,440; 6. to order the defendant to pay the plaintiff the loss of broadband fee of RMB1,150.	LianULife filed an appeal

2.	Completed Cases

No.	Plaintiff	Defendant	Judgment Document No.
1.	Beijing Beautiful House Asset Management Co., Ltd. etc.	Liang Yong	(2020) Xiang 0102 Min Chu No.1571

2.	ZhaoDeqiang	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2019) Jing 0109 Min Chu No.327

3.	ZhaoDeqiang	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2020) Jing 01 Min Zhong No.2212

4.	Fan Qiaonan	Beijing Beautiful House Asset Management Co., Ltd.	(2019) Zhe 02 Min Zhong No.4746

5.	Beijing Beautiful House Asset Management Co., Ltd. etc.	Wang Chunyan	(2019) Jing 0114 Min Chu No.20524

6.	Wang Tifa	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2019) Jing 0114 Min Chu No.20179

7.	Wang Tifa	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2020) Jing 01 Min Zhong No.2471

8.	Cao Biying	Beijing Beautiful House Asset Management Co., Ltd.	(2020) Chuan 0191 Min Chu No.1887

9.	Ma Qun	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2019) Jing 0115 Min Chu No.10847

10.	Beijing Beautiful House Asset Management Co., Ltd. etc.	Wang Yingjun	(2019) Jing 0114 Min Chu No.17247

11.	Beijing Beautiful House Asset Management Co., Ltd.	Xu Jialiang	(2019) Lu 0191 Min Chu No.3962

12.	Beijing Beautiful House Asset Management Co., Ltd.	Tan Shunfen	(2019) Yu 0105 Min Chu No.14718

13.	Beijing Beautiful House Asset Management Co., Ltd.	Liu Xianyin	(2019) Wan 0104 Min Chu No.7656

14.	Beijing Beautiful House Asset Management Co., Ltd. etc.	Liang Jijun	(2019) Jing 0115 Min Chu No.17250

15.	Beijing Beautiful House Asset Management Co., Ltd.	Sun Tianxiong	(2019) Yun 0103 Min Chu No.9683

16.	Xie Yingqian	Beijing Beautiful House Asset Management Co., Ltd.	(2019) Jing 0111 Min Chu No.20328

17.	Zhao Gongbin	Beijing Beautiful House Asset Management Co., Ltd.	(2019) Jing 0115 Min Chu No.9689

18.	Lin Peng	Beijing Beautiful House Asset Management Co., Ltd.	(2019) Jing 0115 Min Chu No.9961

19.	Zhao Wei	Beijing Beautiful House Asset Management Co., Ltd.	(2019) Jing 0115 Min Chu No.12811

20.	Liu Hailong	Beijing Beautiful House Asset Management Co., Ltd.	(2019) Jing 0115 Min Chu No.8822

21.	Beijing Beautiful House Asset Management Co., Ltd. etc.	Lei Xiaoyan	(2019) Jing 0115 Min Chu No.10903

22.	Beijing Beautiful House Asset Management Co., Ltd.	Zhang Zhanjun	(2019) Lu 0202 Min Chu No.5005

23.	Beijing Beautiful House Asset Management Co., Ltd.	Sun Tianxiong	(2019) Yun 0103 Min Chu No.5321

24.	Beijing Beautiful House Asset Management Co., Ltd. etc.	Lei Xiaoyan	(2019) Jing 0115 Min Chu No.6274

25.	Beijing Beautiful House Asset Management Co., Ltd.	Chen Tong, Peng Changhui	(2018) Yu 0112 Min Chu No.13192

26.	Chen X	Beijing Beautiful House Asset Management Co., Ltd.	(2018) Gan 0102 Min Chu No.6538

27.	Wang XX	Beijing Beautiful House Asset Management Co., Ltd.	(2018) Gan 0102 Min Chu No.6541

28.	Wu X	Beijing Beautiful House Asset Management Co., Ltd.	(2018) Gan 0102 Min Chu No.6537

29.	Shi Dandan	Beijing Beautiful House Asset Management Co., Ltd.	(2018) Shan 0113 Min Chu No.2162

30.	Chen Yang	Beijing Beautiful House Asset Management Co., Ltd.	(2018) Yu 0112 Min Chu No.18111

31.	Xu Huaxin	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2018) Jing 0114 Min Chu No.665

32.	Zhang Ge	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2018) Jing 0108 Min Chu No.2780

33.	Zhang Ge	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2018) Jing 01 Min Zhong No.5666

34.	Shi Wen	Beijing Beautiful House Asset Management Co., Ltd.	(2018) Jing 0115 Min Chu No.5621

35.	Wang Zhihan	Beijing Beautiful House Asset Management Co., Ltd.	(2018) Jing 0115 Min Chu No.5622

36.	Li Huabai	Beijing Beautiful House Asset Management Co., Ltd.	(2017) Chuan 0116 Min Chu No.4776

37.	Wang Jun	Beijing Beautiful House Asset Management Co., Ltd.	(2018) Chuan 0191 Min Chu No.8450

38.	Beijing Beautiful House Asset Management Co., Ltd.	XX	(2018) Yun 0102 Min Chu No.4910

39.	Shang Wenbing, Shang Wenli etc.	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2017) Jing 0114 Min Chu No.12243

40.	Beijing Beautiful House Asset Management Co., Ltd. etc.	Yin Xiaojun	(2017) Jing 0114 Min Chu No.11128

41.	Shang Wenbing, Shang Wenli etc.	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2016) Jing 0114 Min Chu No.14768

42.	Yue Bing	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2016) Jing 0115 Min Chu No.18723

43.	Xu Huaxin etc.	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2018) Jing 01 Min Zhong No.95

44.	Zhao Shanzhong etc.	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2017) Jing 01 Min Zhong No.9629

45.	Xu Huaxin etc.	Beijing Beautiful House Asset Management Co., Ltd. etc.	(2017) Jing 0114 Min Chu No.845

46.	Shen Daming	Beijing Beautiful House Asset Management Co., Ltd.	(2018) Jing 0108 Min Chu No.63152

47.	Chen Suqin	Beijing Beautiful House Asset Management Co., Ltd.	(2018) Gan 0102 Min Chu No.6538

48.	Yao Mei	Beijing LianULife Property Management Co., Ltd.	(2020) Jin 0104 Min Chu No.2759

49.	Xu Tengfei	Beijing LianULife Property Management Co., Ltd.	(2020) Jin 0106 Min Chu No.971

50.	Zhou Aijie	Beijing LianULife Property Management Co., Ltd.	(2020) Lu 0103 Min Chu No.2531

51.	Yang Wenzhi	Beijing LianULife Property Management Co., Ltd.	(2020) Jin 0104 Min Chu No.2451

52.	Chen Lipin	Beijing LianULife Property Management Co., Ltd.	(2020) Chuan 0191 Min Chu No.1463

53.	Ge Meng	Beijing LianULife Property Management Co., Ltd.	(2019) Su 0505 Min Chu No.7153

54.	Lin Zhongyi	Beijing LianULife Property Management Co., Ltd.	(2019) Jing 0101 Min Chu No.8994

Annex III Rent Loan Balance Acknowledged by the Parties

The Left Customers’ Rent Loan Balances included in this transaction in accordance with Article 4.3 of the Agreement as of the Asset Delivery Date is RMB102,469,713.88.